UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TRIANGLE PETROLEUM CORPORATION

(Exact name of registrant as specified in charter)

Delaware	98-0430762
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1200 17th Street, Suite 2500, Denver, CO 80202

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Interests to Purchase Series A Junior Participating Preferred Stock	NYSE MKT
(pursuant to Tax Benefits Preservation Plan, dated as of June 28, 2016)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A  (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.Description of Registrant’s Securities to be Registered.

On June 28, 2016, the Board of Directors (the “Board of Directors”) of Triangle Petroleum Corporation (the “Company”) declared a dividend distribution of one Interest (an “Interest”) for each outstanding share of common stock, par value $0.00001 per share (“Common Stock”), of the Company to stockholders of record at the close of business on July 8, 2016 (the “Record Date”). Each Interest entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $0.00001 per share (the “Series A Junior Participating Preferred Stock”), at a purchase price of $5.00 per Unit, subject to adjustment (the “Purchase Price”), and subject to the terms, provisions and conditions of a Tax Benefits Preservation Plan (the “Tax Benefits Preservation Plan”) between the Company and Continental Stock Transfer & Trust Company, as Interests Agent. The Tax Benefits Preservation Plan is intended to help protect the Company’s tax net operating losses and certain other tax assets (“Tax Benefits”) by deterring any person from becoming a “5% Shareholder” (as defined in Section 382 of the Internal Revenue Code of 1986, as amended).

Interests Certificates; Exercise Period

Initially, the Interests will be attached to all Common Stock certificates representing shares then outstanding, and no separate interests certificates (“Interests Certificates”) will be distributed. Subject to certain exceptions specified in the Tax Benefits Preservation Plan, the Interests will separate from the Common Stock and a distribution date for the Interests (the “Distribution Date”) will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has become a 5% Shareholder (the “Stock Acquisition Date”) or (ii) ten (10) business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

Until the Distribution Date, (i) the Interests will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Tax Benefits Preservation Plan by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Interests associated with the Common Stock represented by such certificates. Pursuant to the Tax Benefits Preservation Plan, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Interests, a number of Interests be exercised so that only whole shares of Series A Junior Participating Preferred Stock will be issued.

The definition of “Acquiring Person” contained in the Tax Benefits Preservation Plan contains several exemptions, including for (i) the Company or any of its subsidiaries; (ii) any employee benefit plan of the Company, or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan; (iii) the U.S. Government; (iv) any person who becomes a 5% Shareholder as a result of a reduction in the number of shares of Common Stock by the Company or a stock dividend, stock split, reverse stock split or similar transaction, unless and until such person increases his ownership by more than one-quarter of one percentage point over such person’s lowest percentage stock ownership on or after the consummation of the relevant transaction; (v) any person who, together with all affiliates and associates of such person, was a 5% Shareholder on the date of the Tax Benefits Preservation Plan, unless and until such person and its affiliates and associates increase their aggregate ownership by more than one-quarter of one percentage point over their lowest percentage stock ownership on or after the date of the Tax Benefits Preservation Plan or decrease their aggregate percentage stock ownership below five percent (5%); (vi) any person who, within 10 business days of being requested by the Company to do so, certifies to the Company that such person became an Acquiring Person inadvertently or without knowledge of the terms of the Interests and who, together with all affiliates and associates, thereafter within 10 business days following such certification disposes of such number of shares of Common Stock so that it, together with all affiliates and associates, ceases to be an Acquiring Person; or (vii) any person that the Board has affirmatively determined shall not be deemed an Acquiring Person.

The Interests are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on June 28, 2019, unless such expiration date is extended or the Interests are earlier redeemed, exchanged or terminated.

As soon as practicable after the Distribution Date, Interests Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Interests Certificates alone will represent the Interests. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with the Interests.

Flip-in Trigger

In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of an Interest will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Interest. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Interests that are, or (under certain circumstances specified in the Tax Benefits Preservation Plan) were, beneficially owned by any Acquiring Person will be null and void. However, Interests are not exercisable following the occurrence of the event set forth above until such time as the Interests are no longer redeemable by the Company as set forth below.

Flip-over Trigger

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) fifty percent (50%) or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of an Interest (except Interests which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Interest. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

Exchange Feature

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Interests (other than Interests owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Junior Participating Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Interest (subject to adjustment).

Equitable Adjustments

The Purchase Price payable, and the number of Units of Series A Junior Participating Preferred Stock or other securities or property issuable, upon exercise of the Interests are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Junior Participating Preferred Stock, (ii) if holders of the Series A Junior Participating Preferred Stock are granted certain rights or warrants to subscribe for Series A Junior Participating Preferred Stock or convertible securities at less than the current market price of the Series A Junior Participating Preferred Stock, or (iii) upon the distribution to holders of the Series A Junior Participating Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Junior Participating Preferred Stock on the last trading date prior to the date of exercise.

Redemption Rights

At any time prior to the earlier to occur of (i) ten (10) business days following the Stock Acquisition Date (as such time period may be extended pursuant to the Tax Benefits Preservation Plan) or (ii) the Final Expiration Date, the Company may redeem the Interests in whole, but not in part, at a price of $0.00001 per Interest, referred to as the “Redemption Price” (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Interests, the Interests will terminate and the only right of the holders of Interests will be to receive the Redemption Price.

Amendment of Interests

Any of the provisions of the Tax Benefits Preservation Plan may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Tax Benefits Preservation Plan may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Interests, or to shorten or lengthen any time period under the Tax Benefits Preservation Plan. The foregoing notwithstanding, no amendment may be made at such time as the Interests are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Tax Benefits Preservation Plan which may be defective or inconsistent with any other provision therein.

Miscellaneous

Until an Interest is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends in respect of the Interests. While the distribution of the Interests will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Interests become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Interests as set forth above.

Anti-Takeover Effects

The Interests may have certain anti-takeover effects. The Interests may cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board. As a result, the overall effect of the Interests may be to make more difficult a merger, tender offer or other business combination involving the Company that is not supported by the Board.

The foregoing description of the Tax Benefits Preservation Plan and the Interests does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation and the Tax Benefits Preservation Plan, copies of which have been filed with the Securities and Exchange Commission as Exhibits 3.1 and 4.1, respectively, to a Current Report on Form 8-K and are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit 3.1

Form of Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of Triangle Petroleum Corporation (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the registrant on June 30, 2016)

Exhibit 4.1

Tax Benefits Preservation Plan, dated as of June 28, 2016, between Triangle Petroleum Corporation and Continental Stock Transfer and Trust Company, as Interests Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on June 30, 2016)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2016	TRIANGLE PETROLEUM CORPORATION

	By:	/s/ Ryan McGee
Ryan McGee
General Counsel

Index to Exhibits

Exhibit Number	Description

Exhibit 3.1

Form of Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of Triangle Petroleum Corporation (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the registrant on June 30, 2016)

Exhibit 4.1

Tax Benefits Preservation Plan, dated as of June 28, 2016, between Triangle Petroleum Corporation and Continental Stock Transfer and Trust Company, as Interests Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on June 30, 2016)